SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

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                                 SCHEDULE 13E-4
                         Issuer Tender Offer Statement
      Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934

                               (FINAL AMENDMENT)

                               TYREX OIL COMPANY
                               ------------------
                                (Name of issuer)


                               TYREX OIL COMPANY
                               ------------------
                      (Name of person(s) filing statement)

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                    Common Stock, par value $0.01 per share
                    ---------------------------------------
                         (Title of class of securities)


                                  902416 10 6
                                   ----------
                     (CUSIP number of class of securities)

                          TOM N. RICHARDSON, PRESIDENT
                      777 NORTH OVERLAND TRAIL, SUITE 101
                             CASPER, WYOMING  82601
                                 (307) 234-4260
                                 --------------
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                    COPY TO:

                              Samuel E. Wing, Esq.
                              Jones & Keller, P.C.
                                 1625 Broadway
                                   Suite 1600
                               Denver, CO  80202
                                 (303) 573-1600

                                October 27, 1997
     (Date tender offer first published, sent or given to security holders)


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     An Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement")
relating to a tender offer by Tyrex Oil Company, a Wyoming corporation (the "Company"), to purchase up to 6,000,000 shares of its common stock, par value $0.01 per share (the "Shares"), at $0.30 per share, upon the terms and subject to the conditions set forth in the offer to purchase, was filed with the Commission and sent to shareholders on October 27, 1997 (the "Offer to Purchase") along with a related Letter of Transmittal.

     The offer expired by its terms on December 1, 1997. On or before that date 7,071,996 shares of the Company's common stock was tendered thereby necessitating a pro ration factor of approximately 84.84%. The shares tendered, as pro rated, were accepted for purchase on or about December 2, 1997. The self tender offer has therefore been concluded.


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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   TYREX OIL COMPANY



                                   By: /s/ Tom N. Richardson
                                      ---------------------------

                                   Name:  Tom N. Richardson
                                   Title:  President (Principal Financial
                                   and Accounting Officer)

Dated:  December 10, 1997
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